EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-109182, 333-108593 and 333-124310) of Caterpillar Financial Services Corporation of our report dated February 24, 2005, except as to the effects of reclassifications of 2004 amounts for reportable segments as discussed in Note 16 as to which the date is June 2, 2005, relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, except as to Note 16 which is as of June 2, 2005, which appears in this Current Report on Form 8-K.

/s/ PRICEWATERHOUSECOOPERS LLP

Peoria, Illinois

June 2, 2005